UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alphatec Holdings, Inc.

File No. 000-52024- CF#26553

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Alphatec Holdings, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 4, 2011.

Based on representations by Alphatec Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through October 29, 2014
Exhibit 10.9	through October 29, 2014
Exhibit 10.22	through March 17, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel